UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-28104

(Check One):        ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐Form 10-Q     ☐ Form 10-D     ☐ Form N-CEN     ☐ Form N-CSR

For Period Ended: December 31, 2022

☐                   Transition Report on Form 10-K

☐                   Transition Report on Form 20-F

☐                   Transition Report on Form 11-K

☐                   Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of' the filing checked above, identify the item(s) to which the notification relates:

PART I         REGISTRANT INFORMATION

Full Name of Registrant: JAKKS Pacific, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 2951 28th Street

City, State and Zip Code: Santa Monica, California 90405

PART II         RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1O-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III         NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has determined that it is unable to file the Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense because it requires additional time to complete its review of the income tax provision. The Company is assessing the preliminary conclusions reached in its Section 382 limitation analysis. The Company expects to file its Form 10-K within the fifteen-calendar day extension provided by Rule 12b-25.

PART IV         OTHER INFORMATION

(1)         Name and telephone number of person to contact in regard to this notification

John Kimble	424	268-9444
(Name)	(Area Code)	(Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes ☐ No

(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated above, the registrant is unable at this time to provide an estimate with respect to its net income. However, the Company expects that the pre-tax results of operations to be included in the Form 10-K will reflect the changes in pre-tax results of operations from the prior year consistent with the comparative pre-tax results of operations disclosed in the Company’s press release announcing preliminary unaudited financial results for the fiscal year ended December 31, 2022 included in its Current Report on Form 8-K furnished with the Securities and Exchange Commission on March 10, 2023.

JAKKS Pacific, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2023

By: /s/John Kimble

John Kimble, CFO